SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                          FOR THE MONTH OF JANUARY 2003

                         (Commission File No. 001-14489)

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                  --------------------------------------------
             (Exact name of registrant as specified in its charter)

                   TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                   ------------------------------------------
                  (Translation of registrant's name in English)

           SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASILIA CELULAR
           ----------------------------------------------------------
                            -7 ANDAR, BRASILIA, D.F.
                            ------------------------
                          FEDERATIVE REPUBLIC OF BRAZIL
                          -----------------------------
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F  X        Form 40-F
                                    ---                 ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                 Yes       No  X
                                     ---      ---

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                                                                  [LOGO OMITTED]

                   TELE CENTRO OESTE CELULAR PARTICIPACOES S/A
                             A PUBLICLY-HELD COMPANY
                          CNPJ/MF No 02.558.132/0001-69
                                  RELEVANT FACT


Tele Centro Oeste Celular Participacoes S.A. ("The Company") hereby informs all its shareholders and the general public, in compliance with CVM Instruction 358/02, that it has been notified by its controlling shareholder of a Preliminary Share Purchase and Sale Agreement celebrated between its controlling shareholder and Brasilcel N.V. aiming to transfer the controlling interest of the Company to Telesp Celular Participacoes S.A. or to another company belonging to Brasilcel N.V.'s economic group. The effective transfer of controlling
interest  of  the  Company  is  subject  to  the   implementation  of  preceding
conditions.

According to information provided by the controlling shareholder, Telesp Celular Participacoes S.A. shall guarantee as of the date of effective transfer of controlling interest of the Company, the sale of debentures issued by controlling company Fixcel S.A., withheld by the Company and expiring on June 27, 2003 and on August 08, 2003.

Further details on the operation will be disclosed by the parties involved.


                           Brasilia, January 16, 2003.
                          Mario Cesar Pereira de Araujo
                     Chairman and Head of Investor Relations

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      Tele Centro Oeste Cellular Holding Company


Date: January 16, 2003                By:   /S/ MARIO CESAR PEREIRA DE ARAUJO
                                          --------------------------------------
                                          Name:  Mario Cesar Pereira de Araujo
                                          Title: President